UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 04, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction

On April 29, 2011, Credit Suisse Group AG published the Press Release included in this Form 6-K.  The following sections therein are hereby incorporated by reference into Credit Suisse Group AG’s and Credit Suisse AG’s Registration Statement on Form F-3 (file no. 333-158199):  “Increase of conditional capital for the purpose of contingent convertible bonds”, “Renewal of authorized capital”, “Distribution against reserves from capital contributions”, “2010 Compensation Report”, “Re-election of three members of the Board of Directors”, “Members and composition of the Board of Directors” and “Cautionary statement regarding forward-looking information”.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All proposals put forward by the Board of Directors approved Urs Rohner succeeds Hans-Ulrich Doerig as Chairman of the Board

Zurich, April 29, 2011 At today’s Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors. In particular, they approved the creation of additional conditional capital for the purpose of contingent convertible bonds. Shareholders also voted in favor of a renewal of authorized capital at the current level. Furthermore, shareholders approved the distribution of CHF 1.30 per registered share against reserves from capital contributions. They also approved the 2010 Compensation Report. Three members of the Board of Directors were re-elected: Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum. Hans-Ulrich Doerig stepped down as Chairman and a member of the Board of Directors as of today and is succeeded by Urs Rohner.

At today’s Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Increase of conditional capital for the purpose of contingent convertible bonds
By a majority of 93.46% of represented votes, shareholders approved the creation of additional conditional capital for the purpose of contingent convertible bonds. Contingent convertible bonds will be used exclusively to strengthen the bank's equity capital base in order to comply with regulatory requirements.

The corresponding amendment to the Articles of Association provides for a conditional capital increase from CHF 4 million (equivalent to 100 million shares) up to a maximum of CHF 20 million (equivalent to 500 million shares). Of this amount, 100 million shares have already been allocated to the issuance in February 2011 of USD 2 billion Tier 2 Buffer Capital Notes, under the previous authority for conditional capital. Out of the remaining 400 million shares, the Board of Directors will allocate a further 300 million shares to the Tier 1 Buffer Capital Notes sold in a forward transaction to two strategic investors in February 2011.

Renewal of authorized capital
Shareholders voted in favor of the renewal of the authorized capital of CHF 4 million (equivalent to 100 million shares) and the amendment to the Articles of Association to provide for an extension of the availability of the authorized capital at the current level until April 29, 2013. This was accepted by a majority of 91.81% of represented votes.

Distribution against reserves from capital contributions
Shareholders approved the distribution of CHF 1.30 per registered share against reserves from capital contributions, which will be made on May 6, 2011.

Media Release
April 29, 2011 Page 2/4

2010 Compensation Report
In a consultative vote, shareholders approved the 2010 Compensation Report by a majority of 74.11% of represented votes.

Re-election of three members of the Board of Directors
Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum were re-elected to the Board of Directors for a further term of three years.

At the end of today's Annual General Meeting, Hans-Ulrich Doerig stepped down as Chairman and a member of the Board of Directors after 29 years in Credit Suisse’s top management. He is succeeded by Urs Rohner, who has been the full-time Vice-Chairman of the Board and a member of the Chairman’s and Governance Committee and Risk Committee since the Annual General Meeting in 2009. This follows the announcement in December 2009 to this effect.

Statements by Hans-Ulrich Doerig
Hans-Ulrich Doerig, the outgoing Chairman of the Board of Directors, said: "We have seen massive changes within the banking industry and in our operating environment in recent years. Credit Suisse, which has never required government support since it was founded in 1856, has shown its leadership by implementing a more forward-looking business model than any other bank during this period. We have done so by building on our tradition of entrepreneurship, our long-term focus and our flexibility and determination. It is thanks to this proactive approach that we are today well positioned to meet the stricter capital and risk control requirements for banks and to operate successfully in the new cross-border environment. We now have a stable, client-focused business model that generates sustained value for our shareholders. Credit Suisse is thus contributing to the success of the Swiss financial center and economy while, at the same time, playing a significant role in the growth markets of the globalized world economy. This is something we should be proud of."

He added: "After almost 40 years at Credit Suisse, I am stepping down as Chairman and a member of the Board of Directors following today's Annual General Meeting. I am delighted that I am being succeeded by Urs Rohner, who has been Vice-Chairman of the Board of Directors for the last two years. I am very proud to have been able to contribute to Credit Suisse's success over the years. I would like to take this opportunity to thank our clients and shareholders for the trust they have placed in Credit Suisse. My greatest thanks and appreciation go to the 50,000 Credit Suisse employees in Switzerland and around the world in view of their exceptional efforts and the exemplary sense of responsibility and commitment they have shown."

Statements by Urs Rohner
Urs Rohner, the new Chairman of the Board of Directors, said: "It is a great honor to succeed Hans-Ulrich Doerig as Chairman of the Board of Directors and I am committed to continuing his outstanding work in leading Credit Suisse forward. His experience, foresight, expert ability to assess risk and inspiring approach have been invaluable to Credit Suisse and to me personally. Credit Suisse is today very well positioned with its forward-looking business model, highly motivated and qualified employees, strong Executive Board and clear strategy on how to meet the new regulatory requirements."

Media Release
April 29, 2011 Page 3/4

He added: "By approving the creation of conditional capital for the purpose of contingent convertible bonds, our shareholders have today confirmed their support for Credit Suisse's responsible and sustainable capital plans. The re-election of Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum will ensure continuity within the Board of Directors. I look forward to working with my fellow members of the Board, the Executive Board and Credit Suisse's employees around the world."

All voting results and the speeches by Hans-Ulrich Doerig, the outgoing Chairman of the Board of Directors, and Brady W. Dougan, Chief Executive Officer, are available in English and German at: www.credit-suisse.com/agm

Members and composition of the Board of Directors (as of April 29, 2011)
•	Urs Rohner: full-time Chairman; Chairman of the Chairman’s and Governance Committee
•	Peter Brabeck-Letmathe: Vice-Chairman; member of the Chairman’s and Governance Committee
•	Jassim Bin Hamad J. J. Al Thani
•	Robert H. Benmosche: member of the Compensation Committee
•	Noreen Doyle: member of the Risk Committee
•	Walter B. Kielholz: member of the Chairman’s and Governance Committee; member of the Compensation Committee
•	Andreas Koopmann: member of the Risk Committee
•	Jean Lanier: member of the Audit Committee; member of the Compensation Committee
•	Anton van Rossum: member of the Risk Committee
•	Aziz R.D. Syriani: Chairman of the Compensation Committee; member of the Chairman’s and Governance Committee
•	David W. Syz: member of the Audit Committee
•	John Tiner: Chairman of the Audit Committee; member of the Chairman’s and Governance Committee; member of the Risk Committee
•	Richard E. Thornburgh: Chairman of the Risk Committee; member of the Chairman’s and Governance Committee; member of the Audit Committee
•	Peter F. Weibel: member of the Audit Committee

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
April 29, 2011 Page 4/4

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery in the US or other developed countries in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: May 04, 2011
/s/ Charles Naylor
Chief Communications Officer
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG